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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO.                      )*
                                   ----------------------


                       Southern Security Bank Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


              Class A Voting Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   843803 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 13, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)






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CUSIP No. 843803 10 7
-------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)
                First Bancorp
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
                ----------------------------------------------------------------
         (b)
                ----------------------------------------------------------------

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization
                Commonwealth of Puerto Rico

--------------------------------------------------------------------------------
Number of       5.  Sole Voting Power               1,553,330
Shares          ----------------------------------------------------------------
Beneficially    6.  Shared Voting Power             0
Owned By        ----------------------------------------------------------------
Each            7.  Sole Dispositive Power          1,553,330
Reporting       ----------------------------------------------------------------
Person With     8.  Shared Dispositive Power        0

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each
      Reporting Person                              1,553,330

--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)
                8.62%

--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------
                  BK
--------------------------------------------------------------------------------

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Item 1.

         (a)      Southern Security Bank Corporation

         (b)      3475 Sheridan St.
                  Hollywood, FL 33021

Item 2.

         (a)      First BanCorp

         (b)      1519 Ponce De Leon Avenue, Stop 23
                  Santurce, PR 00908

         (c)      Commonwealth of Puerto Rico

         (d)      Class A Voting Common Stock

         (e)      843803 10 7

Item 3.

         (b)      This item is filed pursuant to Rule 13d-1(b)(ii)(B).

Item 4.

         (a) 1,553,330

         (b) 8.62%

         (c)      (i)    1,553,330

                  (ii)   0

                  (iii)   1,553,330

                  (iv)   0

Item 5.           Inapplicable

Item 6.           Inapplicable

Item 7.           Inapplicable

Item 8.           Inapplicable

Item 9.           Inapplicable

Item 10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February 11, 2002
                                        --------------------------------------
                                                 Date

                                        /s/ Annie Astor-Carbonell
                                        -------------------------------------
                                            Annie Astor-Carbonell

                                            Senior Executive Vice President
                                        -------------------------------------
                                                  Name/Title